Exhibit 99.4 ASX Market Announcement Cleansing Notice under Section 708AA of the Corporations Act 2001 (Cth) Melbourne – 4 October 2019: Genetic Technologies Limited ACN 009 212 328 (ASX: GTG) ("Genetic Technologies" or "the Company"), today announced a non-renounceable rights issue to 'Eligible Shareholders' on the basis of one (1) fully paid ordinary share (New Share) for every two (2) fully paid ordinary shares held, at an issue price of $0.004 per New Share to raise a maximum of $4.5 million (before costs) by the issue of up to 1,125,000,000 Shares (Rights Issue). Eligible shareholders are those shareholders who are, as at 5.00pm AEDT time on the Record Date (being Wednesday, 9 October 2019), registered with a registered address situated in Australia and New Zealand. In accordance with section 708AA(2)(f) of the Corporations Act 2001 (Cth) (the Act), the Company gives notice that: (a)The New Shares will be offered for issue without disclosure to investors under Part 6D.2 of the Act; (b)This notice is given by the Company under section 708AA(2)(f) of the Act; (c)As at the date of this notice, the Company has complied with: (i)the provisions of Chapter 2M of the Act as they apply to the Company; and (ii)section 674 of the Act; (d)As at the date of this notice, there is no information: (i)that has been excluded from a continuous disclosure notice in accordance with the Listing Rules of ASX; and (ii)that investors and their professional advisers would reasonably require, and would reasonably expect to find in a disclosure document, for the purpose of making an informed assessment of: (A)the assets and liabilities, financial position and performance, profits and losses and prospects of the Company; and (B)the rights and liabilities attaching to the New Shares; Genetic Technologies Limited60-66 Hanover Street www.gtglabs.com Fitzroy Victoria 3065 info@gtglabs.com Australia ABN 17 009 212 328+61 3 8412 7000

 (e) The issue of the New Shares may affect the control of the Company Assuming the Rights Issue is fully subscribed, the effect on the control of the Company is as follows: Investors should note the following: •If particular eligible Shareholders do not take up all of their entitlements under the offer, the Share interests of those Shareholders may be diluted; •The proportional interests of Shareholders with registered addresses outside Australia and New Zealand will be diluted because those Shareholders are not entitled to participate in the Rights Issue; and •Should the Company's major Shareholders subscribe for their full entitlement under the Rights Issue, there will not be any material impact on the control of the Company following the issue of Shares under the Rights Issue. Further details about the Rights Issue were announced on 4 October 2019. For further information, please view our website www.gtglabs.com. Justyn Stedwell Company Secretary On behalf of the Board of Directors Genetic Technologies Limited Genetic Technologies Limited60-66 Hanover Street www.gtglabs.com Fitzroy Victoria 3065 info@gtglabs.com Australia ABN 17 009 212 328+61 3 8412 7000 Issued Shares Shares Total issued capital of the Company as at the Record Date 2,938,134,143 Number of Shares offered under the Rights Issue (assuming maximum number of Shares are issued under the Rights Issue) Up to 1,125,000,000 Total Issued Capital of the Company at completion of the Rights Issue Up to 4,063,134,143

About Genetic Technologies Limited

Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE) is a diversified molecular diagnostics company. GTG offers cancer predictive testing and assessment tools to help physicians proactively manage patient health. The Company's lead products GeneType for Breast Cancer for non-hereditary breast cancer and GeneType for Colorectal Cancer are clinically validated risk assessment tests and are first in class.

Genetic Technologies is developing a pipeline of risk assessment products.

For more information, please visit www.gtglabs.com

Genetic Technologies Limited
www.gtglabs.com
info@gtglabs.com
ABN 17 009 212 328

60-66 Hanover Street
Fitzroy Victoria 3065
Australia
+61 3 8412 7000